Exhibit 21.2

Subsidiaries of MGM Growth Properties Operating Partnership LP

Listed below are the majority-owned subsidiaries of MGM Growth Properties Operating Partnership LP as of December 31, 2017.

Subsidiary	Jurisdiction of Incorporation

MGP Finance Co-Issuer Inc.	Delaware
MGP Lessor Holdings, LLC	Delaware
MGP Lessor, LLC	Delaware